Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

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SATIXFY COMMUNICATIONS LTD.
Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on May 19, 2025.

INTERNET/MOBILE – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

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PROXY CARD	Please mark your votes like this	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2.

	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.
The Merger Proposal: To approve (i) the merger transactions (collectively, the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of April 1, 2025, among the Company, MDA Space Ltd., MANTISRAEL OPERATIONS 1 LTD. and MANTISRAEL OPERATIONS 2 LTD. (the “Merger Agreement”); (ii) the Merger Agreement; (iii) the consideration to be received by the Company’s shareholders in connection with the Merger; (iv) the acceleration of any outstanding options to acquire Ordinary Shares outstanding that are “in-the-money” and any outstanding restricted share units, whether or not then vested or exercisable, and the conversion of such equity awards into the right to receive a lump-sum cash payment; (v) the purchase of a liability insurance policy providing coverage to the Company’s directors and officers for a period of seven years commencing at the Effective Time in accordance with the terms of the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”).
	☐	☐	☐	2.	The Adjournment Proposal: To approve the adjournment of the Special Meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient votes to adopt the Merger Proposal at the time of the Special Meeting.	☐	☐	☐

By executing this proxy card, you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the proxy statement for the Special Meeting) in the approval of Proposal 1 (the Merger Proposal). If you are a Controlling Shareholder or have a Personal Interest in the approval of Proposal 1 (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority (as defined in the proxy statement for the Special Meeting), required for approval of Proposal 1), please notify the Company as described on the reverse side of this proxy card.

						CONTROL NUMBER

Signature	Signature, if held jointly	Date	, 2025
Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy
Materials for the Special Meeting of Shareholders

To view the proxy statement, please go to:
https://www.cstproxy.com/satixfy/2025

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

SATIXFY COMMUNCATIONS LTD.

The undersigned appoints Nir Barkan and Oren Harari, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of SatixFy Communications Ltd. held of record by the undersigned at the close of business on April 14, 2025 at the Special Meeting of Stockholders of SatixFy Communications Ltd. to be held on May 20, 2025, or at any adjournment or postponement thereof.

By executing this proxy card on the reverse side, you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the proxy statement for the Special Meeting) in the approval of Proposal 1 (the Merger Proposal). If you are a Controlling Shareholder or have a Personal Interest in the approval of Proposal 1, please notify the Company’s VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email at reut.tevet@satixfy.com. If your Ordinary Shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or have a Personal interest in approval of Proposal 1, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF PROPOSALS 1 AND 2 AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

(Continued and to be marked, dated and signed, on the other side)